SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

  (Mark One):

(X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2000

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

  For the transition period from                 to

  Commission file number 000-25651

A. Full title of the plan and address of the plan, if different from that of the issuer named below: OGLEBAY NORTON COMPANY INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: OGLEBAY NORTON COMPANY, 1100 SUPERIOR AVENUE, 21st FLOOR, CLEVELAND, OHIO 44114

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
AND
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000

FOR

ANNUAL REPORT ON FORM 11-K

OGLEBAY NORTON COMPANY
INCENTIVE SAVINGS AND STOCK OWNERSHIP PLAN
CLEVELAND, OHIO

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Oglebay Norton Company Incentive Savings and Stock Ownership Plan

December 31, 2000 and 1999 and Year Ended December 31, 2000 with Report of Independent Auditors

Oglebay Norton Company
Incentive Savings and Stock Ownership Plan

December 31, 2000 and 1999 and
Year Ended December 31, 2000

`

Report of Independent Auditors

Compensation and Organization Committee
   Oglebay Norton Company

  We have audited the accompanying statements of net assets available for benefits of Oglebay Norton Company Incentive Savings and Stock Ownership Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

  Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

  June 25, 2001

  Oglebay Norton Company Incentive Savings and Stock Ownership Plan

  Statements of Net Assets Available for Benefits

	December 31
	2000	1999

Assets
Cash and cash equivalents	$498,201	$300,206

Investments, at fair value:
Shares of registered investment companies	17,165,012	18,967,231
Collective investment trust	5,738,049	6,545,788
Oglebay Norton Company common stock	6,098,300	5,991,555
Participant loans	1,248,173	913,994

	30,249,534	32,418,568
Receivables:
Contribution from Employer	33,032
Contributions from employees	72,430
Accrued investment income	1,905

	107,367

Net assets available for benefits	$30,855,102	$32,718,774

  See notes to financial statements

  Oglebay Norton Company Incentive Savings and Stock Ownership Plan

  Statement of Changes in Net Assets Available for Benefits

  Year Ended December 31, 2000

Additions
Investment income:
Interest and dividends	$79,771

Contributions:
Employer	1,476,011
Employee	3,003,596
Rollovers	777,490

5,257,097

Total additions	5,336,868

Deductions
Distributions to participants	2,501,855
Net depreciation in fair value of investments	2,483,826
Administrative fees	63,082

Total deductions	5,048,763

Transfers from the Plan, net	(2,151,777)

Net decrease	(1,863,672)
Net assets available for benefits beginning of year	32,718,774

Net assets available for benefits end of year	$30,855,102

  See notes to financial statements.

  Oglebay Norton Company Incentive Savings and Stock Ownership Plan

  Notes to Financial Statements

  December 31, 2000 and 1999 and Year Ended December 31, 2000

  A. Plan Description

  The following description of the Oglebay Norton Company Incentive Savings and Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  The Plan is a defined contribution plan covering non-bargaining employees of Oglebay Norton Company's (Company and plan administrator) corporate office, non-bargaining employees of the Company's Colorado Silica Sands, Inc. and Global Stone Port Inland, Inc. subsidiaries, certain bargaining employees of the Bakersfield and Brady plants of the Company's Industrial Sands subsidiary, employees of the Company's Industrial Minerals, Inc. and Specialty Minerals, Inc. subsidiaries and certain other employee groups as described below.

  On September 1, 2000, employee account balances related to the Company's former Engineered Materials subsidiary totaling $2,151,777 were transferred to the Performix Technologies, Ltd. 401(k) Plan, pursuant to the 1998 sales agreement between the Company and Performix Technologies Ltd. All transferred accounts are now held, administered and disposed of in accordance with the terms and provisions of the Performix Technologies, Ltd. 401(k) Plan.

  Effective April 3, 2000, the Plan was amended to extend coverage to the non-bargaining employees who were employed immediately prior to April 4, 2000 by Michigan Limestone Operations Limited Partnership and who became employees of Global Stone Port Inland, Inc., which immediately changed its name to Michigan Limestone Operations, Inc., on or about that date. Participation in the Plan for covered employees began on June 1, 2000.

  Effective June 5, 2000 and September 12, 2000, the Plan was amended to extend coverage to past employees of Jebco Abrasives, Inc. and J.M. Huber Corporation, respectively.

  The Plan allows each participant to elect to contribute from 1% to 15% of base compensation. The contributions represent tax deferred compensation contributions and take the form of reductions in salary for income tax purposes.

  The Company is required to contribute an amount equal to either 50% or 75% of a participant's contribution, depending upon the participant's employee group, up to a maximum of 8% of the participant's compensation. Company contributions are nonparticipant-directed and are invested in the Oglebay Norton Stock Fund.

  A. Plan Description (continued)

  Each participant's account is credited with the participant's contributions, Company matching contributions and Plan earnings. Participants are fully vested as to their contributions and earnings thereon and vest ratably over the first three years of employment (33% after first year, 67% after second year, and 100% after three years) with respect to Company contributions made to the Plan and earnings thereon. For participants withdrawing from the Plan, the unvested portion of Company contributions is forfeited and used to reduce future Company contributions. Participants withdrawing by reason of retirement or other specified circumstances fully vest upon such withdrawal.

  The Company reserves the right, by action of its Board of Directors, to terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, all interests of the participants as they exist at that time become fully vested and nonforfeitable and may be distributed immediately in whole or in part at the sole discretion of the trustee of the Plan.

  Participants may borrow from their accounts. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. The maximum loan repayment period is five years, unless the loan is for the purchase of a primary residence in which case the maximum term is ten years. The maximum loan balance is the lesser of $50,000 or 50% of the participant's nonforfeitable account balance. The minimum loan amount is $1,000.

  B. Significant Accounting Policies

  The financial statements of the Plan are prepared on the accrual basis. The accounting records are maintained by the plan administrator in conjunction with the trustee, who maintains the assets and distributes benefits.

  The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the collective investment trust is determined by the trustee based on the market value of the underlying assets. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are

  B. Significant Accounting Policies (continued)

  generally valued at the average of the last reported bid and ask prices. Participant loans are valued at their outstanding balances which approximates fair value.

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  C. Investments

  During 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Appreciation (Depreciation) in Fair Value of Investments

Shares of registered investment companies	$(1,719,780)
Collective investment trust	344,937
Oglebay Norton Company common stock	(1,108,983)

$(2,483,826)

  C. Investments (continued)

  The following is a summary of individual investments held by the Plan as of December 31, 2000 and 1999, which represent five percent or more of net assets available for benefits:

	December 31
	2000	1999

Oglebay Norton Company common stock*	$6,098,300	$5,991,555
Schwab Stable Value Fund	5,738,049	6,545,788
INVESCO Total Return Fund	1,575,159	1,742,355
Janus Fund	9,115,102	10,694,990
Oakmark Fund	2,255,286	2,712,245
Schwab S&P 500 Investor Shares Fund	3,001,393	2,670,673

* Non-participant directed

  D. Nonparticipant-Directed Investment

  Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 31
	2000	1999

Net assets:
Cash and cash equivalents	$498,201	$300,206
Investments, at fair value:
Oglebay Norton Company common stock	6,098,300	5,991,555
Employer contribution receivable	33,032

	$6,629,533	$6,291,761

  D. Nonparticipant-Directed Investment (continued)

Year Ended December 31, 2000

Changes in net assets:
Interest and dividends	$12,265
Employer contributions	1,498,740
Employee contributions	303,325
Rollover contributions	27,900
Net depreciation in fair value of investment	(1,108,983)
Distributions to participants	(268,361)
Administrative fees	(7,991)
Transfers from the fund, net	(119,123)

$337,772

  E. Income Tax Status

  The Plan has received a determination letter from the Internal Revenue Service dated November 27, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

  F. Transactions with Parties-in-Interest

  Transactions with parties-in-interest consist of purchases and sales of investment mediums sponsored by the trustee and shares of Company common stock held in the Oglebay Norton Stock Fund.

  During 2000, certain fees for accounting, legal and trustee services were paid by the Company on behalf of the Plan. The fees paid by the Company to the trustee were based on customary and reasonable rates for such services.

  G. Subsequent Event

  Effective April 23, 2001, the Michigan Limestone Operations Limited Partnership 401(k) Plan for Salaried Employees covering non-bargaining employees of the Company's Michigan Limestone Operations subsidiary was merged into and made part of the Plan. Net assets transferred into the Plan approximated $1,267,000.

  Oglebay Norton Company Incentive Savings and Stock Ownership Plan

  EIN: 34-0152370 Plan 007

  Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

  December 31, 2000

Name of Issuer and Title of Issue	Shares, Units or Interest Rates	Cost	Current Value

Registered Investment Companies:
INVESCO Total Return Fund	59,597		$1,575,159
Janus Fund	273,809		9,115,102
Lazard International Equity Fund	64,957		871,076
Loomis Sayles Small Cap Value Fund	16,894		346,996
Oakmark Fund	75,201		2,255,286
Schwab S&P 500 Investor Shares Fund*	147,634		3,001,393

Collective Investment Trust:
Schwab Stable Value Fund*	446,892		5,738,049

Oglebay Norton Stock Fund:
Oglebay Norton Company common stock*	315,455	$6,205,941	6,098,300

Participant loans*	8.0% - 10.5%		1,248,173

			$30,249,534

  * Indicates party-in-interest to the Plan.

  Oglebay Norton Company Incentive Savings and Stock Ownership Plan

  EIN: 34-0158970 Plan 007

  Schedule H, Line 4j-Schedule of Reportable Transactions

  Year Ended December 31, 2000

Identity of Party Involved	Description of Assets	Total Purchases	Total Sales	Net Gain

Category (iii)-Series of transactions in excess of 5 percent of plan assets

Charles Schwab Trust Company*	Oglebay Norton Stock Fund*
	146 purchases	$2,624,389
	163 sales		$1,233,015	$118,803

* Indicates party-in-interest to the Plan.

There were no category (i), (ii) or (iv) reportable transactions during 2000.

  EXHIBIT INDEX

Exhibit Number	Exhibit Description

23	Consent of Independent
Auditors

  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OGLEBAY NORTON COMPANY

DATE: June 29, 2001	By: /s/ David H. Kelsey

David H. Kelsey Vice President and Chief Financial Officer On behalf of the Registrant as Principal Financial Officer